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                            June 5, 2020

       Benjamin Miller
       Chief Executive Officer of Fundrise Advisors, LLC
       FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC
       11 Dupont Circle NW, 9th FL,
       Washington, D.C. 20036

                                                        Re: FUNDRISE REAL
ESTATE INVESTMENT TRUST, LLC
                                                            Post-Qualification
Amendment No. 1
                                                            Offering Statement
on Form 1-A
                                                            Filed on May 11,
2020
                                                            File No. 024-11140

       Dear Mr. Miller:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A POS filed on May 11, 2020

       General

   1. We note the statement on your website that your more mature eREITs and eFunds will pause accepting new
investments. Please provide disclosure about the suspension and resumption of accepting
subscriptions. Your revised disclosure should provide the dates in which accepting
subscriptions was suspended and resumed.
   2. We note your disclosures of potential adverse impacts from COVID-19 in the risk factors section on page 45 and
your "Outlook and Recent Trends" disclosure in your MD&A in
                                                        your Form 1-K. Please
tell us what consideration you gave to providing expanded
                                                        information regarding
specific impacts that your business has experienced from the
                                                        COVID-19 pandemic (e.g.
reductions in distributions received and anticipated to be
                                                        received from equity
method investees, nonpayment and indications of nonpayment on
 Benjamin Miller
FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC
June 5, 2020
Page 2
       debt investments, reductions in distributions to your shareholders, etc.). Refer to CF
       Disclosure Guidance: Topic No. 9 for additional guidance.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jonathan Burr at 202-551-5833 or David Link at 202-551-3356 with any questions.



                                                             Sincerely,
FirstName LastNameBenjamin Miller
                                          Division of Corporation Finance
Comapany NameFUNDRISE REAL ESTATE INVESTMENT TRUST, LLC
                                          Office of Real Estate & Construction
June 5, 2020 Page 2
cc:       Mark Schonberger
FirstName LastName